May 9, 2025

Richard Brand
Partner
White & Case LLP
1221 Avenue of the Americas
New York, NY 10020

       Re: DYNAVAX TECHNOLOGIES CORP
           DFAN14A filed May 6, 2025
           Filed by Deep Track Technology Master Fund, Ltd. et al. SEC File No. 1-34207
Dear Richard Brand:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.
Defined terms have the same meaning as in your proxy materials.

DFAN14A filed May 6, 2025
General

1. Refer to the footnotes on pages 23 and 62 of the Deep Track investor presentation
       slide deck entitled    The Path to Creating and Preserving Value at
Dynavax.    We do
       not understand the characterization of Deep Track Nominee Donald Santel as
          endorsed by DVAX Board.    This characterization is seemingly
inconsistent with
       statements on pages 8 and 18 of the slide deck that the Board is    dead
set against
       adding a shareholder representative as a director    and    has not
changed its position
       remaining steadfastly opposed to having a shareholder representative join as a
       director.    Avoid this characterization in future soliciting materials, or revise to explain
       or modify it.
2. In various places throughout the slide deck, Deep Track makes broad and conclusory
       assertions it attributes to    shareholders,    such as the following:
 May 9, 2025
Page 2


                Shareholders worry the Board will overpay out of desperation. (page 8)
                Additional to the risk and expense, shareholders are concerned the current Board does not have the relevant skills or experience needed to successfully oversee a
           vaccine development process.    (page 10)
             "Despite calls from Deep Track and other shareholders to return excess capital,
           Dynavax is holding more excess cash as a percentage of market capitalization than any other profitable midcap biotech." (page 10)

       In future soliciting materials, if similar assertions are made, include the basis for your beliefs as to the views or actions of other shareholders, and provide identifying details about the shareholders referenced.
3. In future soliciting materials, ensure that citations to source materials are provided for all data and other factual materials presented. These citations should be specific enough to allow shareholders to find the supporting materials and should not consist of generic references. See for example, the reference to "Company Filings" in the footnote on page 11 of the slide deck.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Christina Chalk at 202-551-3263.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Mergers
& Acquisitions